StoneCo Announces Divestment of Software Assets

Georgetown, Cayman Islands – July 22, 2025 – StoneCo Ltd. (Nasdaq: STNE) ("Stone" or the "Company") today announced significant divestments within its software segment after evaluating several strategic alternatives over the past year.

The assets included in today’s announcement represented in 2024 approximately 79% of the software segment’s revenue and 71% of its profitability, and 9% of StoneCo's revenues and 6% of its profitability.

These transactions aim to unlock shareholder value, streamline operations, and allow management to concentrate on StoneCo’s core growth strategy.

The main developments from this review are outlined below:

1. Sale of Linx and Related Software Assets to TOTVS

StoneCo has entered into a definitive agreement to sell Linx and certain other software assets to TOTVS for an enterprise value of R$3.05 billion, plus the net cash position of these assets currently estimated at R$360 million, resulting in a total amount of R$3.41 billion. Additionally, all cash generated between signing and closing will be retained by StoneCo.

The scope of assets sold includes most of Linx's software, covering the verticals of education, retail, gas stations, automotive, drugstores, healthcare, home centers, food, people, and Napse.

The transaction is subject to customary closing conditions and regulatory approvals, including clearance by CADE, the Brazilian antitrust authority. The closing of the transaction and subsequent cash payment will occur following regulatory clearance.

The final purchase price may be subject to customary adjustments based on the duration between announcement and completion.

Importantly, the fiscal goodwill of approximately R$3.8 billion associated with StoneCo’s original acquisition of Linx will remain within StoneCo and will be amortized within the group over the next 8 years.

No exclusive commercial agreement accompanies this transaction and the companies may explore potential future commercial partnerships.

2. Sale of SimplesVet to PetLove

StoneCo has sold SimplesVet, a veterinary-focused software solution, to PetLove for an enterprise value of R$140 million, representing approximately 4x revenue. This transaction has already received CADE approval. The consideration will be paid in cash, with a portion upfront and the remainder in fixed installments over three-years, adjusted by CDI, with no performance-based contingencies.

3. Remaining Software Businesses

The software businesses not included in the aforementioned transactions represent in 2024 R$ 326 million in revenues and R$32 million in Adjusted EBITDA. These businesses will either be integrated into StoneCo’s core offerings or operated independently while StoneCo evaluates their strategic fit and long-term value creation potential.

Use of Proceeds

StoneCo intends to disclose detailed plans for the use of proceeds upon transaction closing. Consistent with the Company’s capital allocation framework articulated during the 4Q24 earnings call, StoneCo expects to return excess capital to shareholders when immediate value-accretive growth opportunities are not available.

About StoneCo

StoneCo is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast,” “plan,” “predict,” “project,” “potential,” “aspiration,” “objectives,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

Contact:

Investor Relations investors@stone.co